SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For April, 2006

United Utilities PLC

Dawson House,
Great Sankey,
Warrington WA5 3LW
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). N/A

Exhibit index – 11 April 2006 to 3 May 2006

99.1	13 April 2006 – Director Declaration
99.2	20 April 2006 – Director and PDMR re purchase of shares in share incentive plan
99.3	25 April 2006 – UU achieves its economic level of leakage at 31 March 2006
99.4	3 May 2006 – Director and PDMR dividend reinvestment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC (Registrant)

Dated: 4 May 2006	By: Name: Title:	/s/ Paul Davies Paul Davies Assistant Company Secretary